UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 For the month of July 2025
Commission File Number: 001-42186

BLOOMZ INC.
Cricket Square, Hutchins Drive, P.O. Box 2681
Grand Cayman, KY1-1111, Cayman Islands

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Appointment of Independent Director
The Board approved the appointment of Mr. Mitsuhiro Nakagawa as an independent director of the Company, effective June 15, 2025. The Board made its determination after reviewing all relevant relationships and confirming that Mr. Nakagawa has no material relationship with the Company that would impair his independence.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BloomZ Inc.

By: /s/ Ryoshin Nakade
Name: Ryoshin Nakade
Title: Co-Chairman and Co-CEO
Date: July 8, 2025